SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated

financial statements at
June 30, 2024
and report on review

Report on review of interim
consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at June 30, 2024, the related interim consolidated income statement and comprehensive income for the quarter and six-month periods then ended and the related interim consolidated statement of changes in equity and cash flows for the six-month period then ended and notes, comprising a summary of material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above is not prepared, in all material respects, in accordance with IAS 34.

São Paulo, August 8, 2024

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Sérgio Eduardo Zamora Contador CRC 1SP168728/O-4

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais unless otherwise stated

Assets	Note	06/30/2024	12/31/2023

Cash and cash equivalents	5.1	14,154,434	16,059,003
Investment securities	5.2	1,187,157	277,164
Trade receivables		5,883,895	5,741,457
Derivative financial instruments	21	932,296	378,049
Inventories	6	11,425,922	9,619,022
Recoverable taxes	7	3,177,621	3,435,688
Other assets		1,555,010	1,052,667
Current assets		38,316,335	36,563,050

Investment securities	5.2	249,621	242,168
Derivative financial instruments	21	731	1,673
Recoverable taxes	7	11,668,080	11,325,096
Deferred tax assets	8.1	8,861,361	7,969,592
Other assets		1,219,937	1,520,701
Employee benefits		66,386	57,261
Long term assets		22,066,116	21,116,491

Investments in associates and joint ventures		326,732	289,063
Property, plant and equipment	9	29,019,354	26,630,156
Intangible assets		11,618,261	10,041,733
Goodwill	10	42,092,048	38,003,640

Non-current assets		105,122,511	96,081,083

Total assets		143,438,846	132,644,133

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	06/30/2024	12/31/2023

Trade payables	11	20,759,738	23,195,101
Derivative financial instruments	21	237,533	751,362
Interest-bearing loans and borrowings	12	1,244,698	1,298,091
Wages and salaries		2,064,623	2,128,547
Dividends and interest on shareholders’ equity payable		1,683,870	1,526,151
Income tax and social contribution payable		1,514,374	1,340,492
Taxes and contributions payable		3,905,884	6,236,626
Other liabilities, including put option granted on subsidiaries		2,704,984	4,110,138
Provisions	13	502,465	418,389
Current liabilities		34,618,169	41,004,897

Trade payables	11	326,902	307,300
Derivative financial instruments	21	166	11,643
Interest-bearing loans and borrowings	12	2,211,454	2,202,975
Deferred tax liabilities	8.1	4,554,117	3,318,448
Income tax and social contribution payable		1,386,384	1,487,125
Taxes and contributions payable		585,631	513,315
Other liabilities, including put option granted on subsidiaries		949,572	1,083,221
Provisions	13	581,204	559,614
Employee benefits		2,189,895	2,011,793
Non-current liabilities		12,785,325	11,495,434

Total liabilities		47,403,494	52,500,331

Equity	14
Issued capital		58,226,036	58,177,929
Reserves		98,470,302	98,669,404
Carrying value adjustments		(72,014,950)	(77,878,043)
Retained earnings/(losses)		10,581,388	-
Equity attributable to the equity holders of Ambev		95,262,776	78,969,290
Non-controlling interests		772,576	1,174,512
Total equity		96,035,352	80,143,802

Total equity and liabilities		143,438,846	132,644,133

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the three and six-month periods ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Six-month period ended:		Three-month period ended:
	Note	2024	2023	2024	2023

Net sales	16	40,320,512	39,429,857	20,044,215	18,898,114
Cost of sales		(20,118,974)	(19,767,293)	(10,059,980)	(9,635,609)
Gross profit		20,201,538	19,662,564	9,984,235	9,262,505

Distribution expenses		(5,441,488)	(5,598,401)	(2,750,478)	(2,681,705)
Commercial expenses		(4,095,671)	(3,831,669)	(2,211,147)	(2,090,369)
Administrative expenses		(2,783,398)	(2,621,156)	(1,451,030)	(1,315,604)
Other operating income/(expenses)	17	1,112,613	877,513	519,584	396,437
Exceptional items	18	(29,296)	(151,305)	(11,727)	(123,416)
Income from operations		8,964,298	8,337,546	4,079,437	3,447,848

Finance expenses	19	(1,917,545)	(2,943,019)	(905,076)	(1,488,300)
Finance income	19	1,130,481	1,076,405	530,731	632,016
Other net financial results	19	(235,103)	(204,732)	(241,878)	(217,200)
Net finance result (i)		(1,022,167)	(2,071,346)	(616,223)	(1,073,484)

Share of results of associates and joint ventures		(35,022)	(16,603)	(31,452)	(2,431)
Income before income tax		7,907,109	6,249,597	3,431,762	2,371,933

Income tax expense	8.1	(1,651,039)	167,412	(979,874)	225,827
Net income		6,256,070	6,417,009	2,451,888	2,597,760

Attributable to:
Equity holders of Ambev		6,096,585	6,202,549	2,396,309	2,502,974
Non-controlling interest		159,485	214,460	55,579	94,786

Basic earnings per share – common – R$		0.3873	0.3939	0.1523	0.1589
Diluted earnings per share – common – R$		0.3852	0.3915	0.1516	0.1579

(i) As detailed in note 19 – Net finance result, as of the first quarter of 2024 the Company changed the split between financial result lines, including for comparative purposes.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the three and six-month periods ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Six-month period ended:		Three-month period ended:
	2024	2023	2024	2023

Net income	6,256,070	6,417,009	2,451,888	2,597,760

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge – put option granted on subsidiaries	(96,686)	197,720	(59,015)	132,053
Gains/losses on translation of other foreign operations	5,307,415	(5,313,015)	4,316,352	(3,285,254)
Gains/losses on translation of foreign operations	5,210,729	(5,115,295)	4,257,337	(3,153,201)

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	286,203	(668,842)	803,318	(655,890)
Reclassified from equity (Hedge reserve) and included in profit or loss	(38,360)	(117,170)	(123,309)	(23,254)
Total cash flow hedge	247,843	(786,012)	680,009	(679,144)

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	861	4,230	(554)	(386)

Other comprehensive (loss)/income	5,459,433	(5,897,077)	4,936,792	(3,832,731)

Total comprehensive (loss)/income	11,715,503	519,932	7,388,680	(1,234,971)

Attributable to:
Equity holders of Ambev	11,454,382	405,714	7,251,727	(1,250,183)
Non-controlling interest	261,121	114,218	136,953	15,212

The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in note 8 –Income tax and social contribution.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the periods ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2023	58,130,517	55,339,694	36,906,900	-	(68,421,478)	81,955,633	1,372,194	83,327,827

Net Income	-	-	-	6,202,549	-	6,202,549	214,460	6,417,009

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	-		-	-	(5,016,193)	(5,016,193)	(99,102)	(5,115,295)
Cash flow hedges	-		-	-	(785,019)	(785,019)	(993)	(786,012)
Actuarial gains/(losses)	-		-	-	4,377	4,377	(147)	4,230
Total comprehensive income	-	-	-	6,202,549	(5,796,835)	405,714	114,218	519,932
Capital increase (note 14)	47,412	(32,869)	-	-	-	14,543	-	14,543
Effect of application of IAS 29 (hyperinflation)	-	-	-	2,529,854	-	2,529,854	6,053	2,535,907
Options granted on subsidiaries	-	-	-	-	4,700	4,700	-	4,700
Gains/(losses) of controlling interest	-	-	-	-	(44)	(44)	-	(44)
Tax on deemed dividends	-	-	-	-	(4,029)	(4,029)	-	(4,029)
Dividends paid	-	-	-	-	-	-	(202,193)	(202,193)
Share buyback, results from treasury shares and share-based payments	-	168,232	-	-	-	168,232	1,096	169,328
At June 30, 2023	58,177,929	55,475,057	36,906,900	8,732,403	(74,217,686)	85,074,603	1,291,368	86,365,971

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the periods ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2024	58,177,929	55,479,564	43,189,840	-	(77,878,043)	78,969,290	1,174,512	80,143,802

Net Income	-	-	-	6,096,585	-	6,096,585	159,485	6,256,070

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	-		-	-	5,112,045	5,112,045	98,684	5,210,729
Cash flow hedges	-		-	-	244,864	244,864	2,979	247,843
Actuarial gains/(losses)	-		-	-	888	888	(27)	861
Total comprehensive income	-	-	-	6,096,585	5,357,797	11,454,382	261,121	11,715,503
Capital increase (note 14)	48,107	-	-	-	-	48,107	-	48,107
Effect of application of IAS 29 (hyperinflation)	-	-	-	4,463,983	-	4,463,983	9,227	4,473,210
Gains/(losses) of controlling interest	-	1,958	-	-	512,385	514,343	(518,738)	(4,395)
Tax on deemed dividends	-	-	-	-	(7,089)	(7,089)	-	(7,089)
Dividends paid	-	-	-	-	-	-	(154,147)	(154,147)
Share buyback, results from treasury shares and share-based payments	-	(201,060)	-	-	-	(201,060)	601	(200,459)
Prescribed/(complementary) dividends	-	-	-	20,820	-	20,820	-	20,820
At June 30, 2024	58,226,036	55,280,462	43,189,840	10,581,388	(72,014,950)	95,262,776	772,576	96,035,352

The accompanying notes are an integral part of these interim consolidated financial statements

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the three and six-month periods ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Six-month period ended:		Three-month period ended:
	Note	2024	2023	2024	2023

Net income		6,256,070	6,417,009	2,451,888	2,597,760
Depreciation, amortization and impairment		3,352,178	3,230,756	1,719,851	1,703,919
Impairment losses on receivables and inventory		177,303	184,192	82,323	74,769
Additions/(reversals) in provisions and employee benefits		131,043	72,085	75,270	48,072
Net finance costs	19	1,022,167	2,071,346	616,223	1,073,484
Losses/(gains) on sale of property, plant and equipment and intangible assets		(41,889)	(42,573)	(21,206)	(14,496)
Share-based payment expenses	20	184,482	181,910	83,192	104,744
Income tax expense	8	1,651,039	(167,412)	979,874	(225,827)
Share of results of associates and joint ventures		35,022	16,603	31,452	2,431
Hedge operations	21.2	(29,469)	(241,304)	(136,461)	(136,476)
Other non-cash items included in profit		-	(9,031)	-	(9,031)
Cash flow from operating activities before changes in working capital and use of provisions		12,737,946	11,713,581	5,882,406	5,219,349

(Increase)/decrease in trade and other receivables		(283,988)	(208,392)	(370,764)	47,952
(Increase)/decrease in inventories		(1,349,392)	(162,591)	(357,858)	333,847
Increase/(decrease) in trade and other payables		(4,373,318)	(5,885,419)	(1,308,550)	(1,793,417)
Cash generated from operations		6,731,248	5,457,179	3,845,234	3,807,731

Interest paid		(270,724)	(287,867)	(126,933)	(147,198)
Interest received		752,671	372,445	361,854	208,537
Dividends received		11,379	5,278	4,715	329
Income tax paid		(3,148,249)	(2,707,597)	(726,744)	(453,694)
Cash flow from operating activities		4,076,325	2,839,438	3,358,126	3,415,705

Proceeds from sales of property, plant and equipment and intangible assets		90,963	58,276	54,746	34,446
Acquisitions of property, plant and equipment and intangible assets		(2,043,986)	(2,448,695)	(1,028,091)	(1,295,742)
Proceeds/(acquisitions) of subsidiaries, net of cash acquired		3,559	-	3,837	-
Capital increase in associates and subsidiaries		-	(8,421)	-	(1,902)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		(909,224)	99,743	(109,548)	44,828
Cash flow from/(used in) investing activities		(2,858,688)	(2,299,097)	(1,079,056)	(1,218,370)

Capital increase		17,486	14,543	-	-
Capital increase/(decrease) of non-controlling interest		(1,297)	-	(1,297)	-
Proceeds/(buyback) treasury shares		(367,327)	(25,082)	(291,104)	(20,231)
Acquisitions of non-controlling interest		(1,716,959)	-	(2,930)	-
Proceeds from borrowings		433,243	38,362	20,352	(7,086)
Repayment of borrowings		(507,841)	(131,991)	(444,535)	(54,758)
Cash net of finance costs other than interests		(1,093,764)	(1,938,602)	(547,677)	(1,211,272)
Payment of lease liabilities		(667,318)	(513,344)	(346,083)	(284,612)
Dividends and interest on shareholders’ equity paid		(97,556)	(166,789)	(85,957)	(128,614)
Cash flow from/(used in) financing activities		(4,001,333)	(2,722,903)	(1,699,231)	(1,706,573)

Net increase/(decrease) in cash and cash equivalents		(2,783,696)	(2,182,562)	579,839	490,762
Cash and cash equivalents less bank overdrafts at the beginning of the year		16,059,003	14,852,092	12,844,524	12,056,993
Effect of exchange rate fluctuations on cash and cash equivalents		879,127	(656,465)	730,071	(534,690)
Cash and cash equivalents less bank overdrafts at the end of the year		14,154,434	12,013,065	14,154,434	12,013,065

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

1.1 Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo - SP, Brazil, has as its social purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Group portfolio includes several own brands, like Brahma®, Skol®, Antarctica®, Original®, Colorado®, Bohemia®, Serramalte®, Quilmes®, Patagonia®, Guaraná Antarctica®, Beats® among others, and licensed brands, like Budweiser®, Corona®, Stella Artois®, Spaten® Beck’s® and Mike’s®.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”), under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”).

1.2 Major corporate events in the three-month period ended June 30,2024

1.2.1 Share buyback program

The Board of Directors, in a meeting held on May 15 and 16, 2024, approved, pursuant to article 30, 1st Paragraph, “b”, of Law 6,404/76 and Comissão de Valores Mobiliários (“CVM”) Instruction 77/22, a share buyback program by the Company (“Program”) up to the limit of 24,000,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company's share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The program would conclude on November 16, 2025, as detailed together with other information about it in the Notice on Trading of Own Shares, prepared under the terms of Annex G to CVM Resolution 80/22 and disclosed to market on May 16, 2024. At the same date, the Company had 4,410,858,485 outstanding shares. Between May 21 and 24, 2024, the Company bought back all the shares provided for in the program. The acquisitions occurred as per a deduction of the capital reserve account recorded in the balance sheets dated as at March 31, 2024. The transaction was carried out through the financial institution UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

2.	BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements on June 30, 2024 have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB®”).

The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and are disclosed with relevant information and changes in the period, without the level of detail in certain accompanying notes previously disclosed, avoiding repetition which, in Management's opinion, provides an understanding of the Company's equity position and performance during the interim period. Therefore, the consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS®”) issued by the IASB®.

AMBEV S.A.

The following notes are not disclosed in the interim consolidated financial statements:

	Name of accompanying note in annual financial statements	Accompanying note
(a)	Payroll and related benefits	9
(b)	Additional information on operating expenses by nature	10
(c)	Earnings per share	12
(d)	Intangibles	17
(e)	Impairment of non-financial assets	16
(f)	Trade receivables	20
(g)	Employee benefits	24

In addition, the material accounting policies presented in the respective accompanying notes are not disclosed in these interim consolidated financial statements. The following notes are not in the same level of detail presented in the annual consolidated financial statements, for the year ended December 31, 2023:

	Name of accompanying note in annual financial statements	Accompanying note
(a)	Summary of material accounting policies	3
(b)	Use of estimates and judgments	4
(c)	Income tax and social contribution	13
(d)	Goodwill	15
(e)	Changes in equity	22
(f)	Interest-bearing loans and borrowings	23
(g)	Share-based payments	25
(h)	Provisions, contingent liabilities and contingent asset	27
(i)	Financial instruments and risks	28
(j)	Related parties	30

In preparing the interim consolidated financial statements, management uses judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. The relevant estimates and judgments are disclosed in note 4 - Use of estimates and judgments.

The interim consolidated financial statements were approved, in their final form, by the Board of Directors on July 31, 2024.

2.1 Functional and presentation currency

The functional and presentation currency of the Company interim consolidated financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the interim consolidated financial statements are presented in millions of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest million.

Foreign currency transactions are accounted for at the exchange rates prevailing as at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated using the balance sheet date rate. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing as at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies stated at fair value are translated at the exchange rate in force as at the date on which the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

AMBEV S.A.

Assets and liabilities of subsidiaries located abroad are translated at the foreign exchange rates prevailing at the balance sheet date, while amounts from the income statement and cash flow are translated at the average exchange rate for the year, and changes in equity are translated at the historical exchange rate of each transaction. Translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Carrying value adjustments.

In the consolidation process, exchange differences arising from the translation of equity in foreign operations and borrowing and other currency instruments designated as net investment hedges are recognized in Carrying value adjustments, an equity reserve, and included in Other comprehensive income.

Even when recorded in the acquiring entity, the goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the foreign exchange rate at the balance sheet date.

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s consolidated financial statements are as follow:

			Closing rate		Average rate
					Six-month period ended:		Three-month period ended:
Currency	Name	Country	06/30/2024	12/31/2023	06/30/2024	06/30/2023	03/31/2024	03/31/2023

ARS	Argentinian Peso	Argentina	0.0061	0.0060	0.0058	0.0240	0.0058	0.0277
BBD	Barbadian Dollar	Barbados	2.7403	2.3866	2.4767	2.5225	2.4272	2.5504
BOB	Bolivian Peso	Bolivia	0.7987	0.6956	0.7218	0.7352	0.7074	0.7433
CAD	Canadian Dollar	Canada	4.0564	3.6536	3.7058	3.7682	3.6626	3.8259
CLP	Chilean Peso	Chile	0.0058	0.0055	0.0054	0.0063	0.0053	0.0062
GTQ	Quetzal	Guatemala	0.7149	0.6189	0.6455	0.6542	0.6308	0.6603
USD	US Dollar	Panamá and Cuba	5.5589	4.8413	5.0241	5.1171	4.9238	5.1736
PYG	Guarani	Paraguay	0.0007	0.0007	0.0007	0.0007	0.0007	0.0007
DOP	Dominican Peso	Dominican Republic	0.0940	0.0831	0.0853	0.0921	0.0838	0.0920
UYU	Uruguayan Peso	Uruguay	0.1390	0.1241	0.1297	0.1311	0.1260	0.1320

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent in all the years presented. There were no changes in the accounting policies and calculation methods used for the interim consolidated financial statements as at June 30, 2024 compared to those presented in the consolidated financial statements for the years ended December 31, 2023.

AMBEV S.A.

3.1 Recently issued IFRS

The changes in standards and new standards, which became effective in 2024 are not applicable or did not have any material impact in these consolidated financial statements. Below are the main changes in accounting standards which, in management's opinion, could possibly have an impact on subsequent disclosures:

(i)	In December 2021, the Organisation for Economic Cooperation and Development ("OECD"), as part of the Inclusive Framework on Base Erosion and Profit Shifting ("BEPS") project, released the Pillar Two model rules (or Global Anti-Base Erosion Model Rules - GloBE), aiming at a common approach to international corporate taxation, in order to ensure that multinational economic groups within the scope of these rules calculate taxes on profit at a minimum effective rate of 15% in each country where they operate. These rules will have to be approved locally in each country that adheres to the proposal, via applicable legislation, some of which have already promulgated new laws or are in the process of discussing and approving them. In May 2023, the IASB® issued scope changes to IAS 12 – Income Taxes to allow a temporary exemption in accounting for deferred income taxes arising from promulgated or substantially promulgated legislation implementing OECD Pillar Two, an exemption which has been adopted by the Group.

In the Group's case, the Pillar Two Rules are effective in 2024 in some jurisdictions and no material impacts have been identified in the interim financial statements as of June 30, 2024, and currently there is no expectation that there will be a material impact on subsequent financial statements.

(ii)	On May 25, 2023, the IASB® published amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, which establish new disclosure requirements for financing transactions with suppliers, the so-called "Supplier Finance Arrangements". These requirements must be adopted by companies that adhere to the IFRS® as of 2024, but no additional presentation is required in the interim financial statements in the first year of adoption. The Company is evaluating the impacts of these changes, even though these transactions are not material to the Group, as disclosed in note 11 – Trade payables.

(iii)	In August 2023, IASB® issued amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates. The modifications implemented will require the application of a consistent approach when assessing whether a currency can be exchanged for another currency and, when it cannot, determining the exchange rate to be used, and the related disclosures. The Company is evaluating the impacts of these standards, the adoption of which is required for fiscal years beginning on January 1, 2025.

Is not expected that these changes have a significant impact in the interim consolidated financial statements of the entity. In addition, there are no other standards, standard changes or IFRIC interpretations that still haven’t been in force and that may have a material impact in entity’s consolidated financial statements. In addition, the company has not adopted any standards in advance.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim consolidated financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments relating to the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

AMBEV S.A.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

The accounting policy which reflects significant estimates and judgments used in the preparation of these interim consolidated financial statements for the six-month period ended June 30, 2024 have not changed from those valid on December 31, 2023.

5.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

5.1 Cash and equivalents

	06/30/2024	12/31/2023

Cash	142,415	267,077
Current bank accounts	6,413,346	6,818,336
Short-term bank deposits (i)	7,598,673	8,973,590
Cash and cash equivalents	14,154,434	16,059,003

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), high liquidity bonds, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance include the amount of R$3,564 million as at June 30, 2024 (R$3,768 million in December 31, 2023), which is not freely transferable to the parent company due to remittance restrictions in Cuba and Argentina, although available for use in the local operations of the subsidiaries in question.

5.2 Investment securities

	06/30/2024	12/31/2023

Financial assets at fair value through profit or loss	1,187,157	277,164
Current investment securities	1,187,157	277,164

Investment on debt securities (i)	249,621	242,168
Non-current investment securities	249,621	242,168

Total	1,436,778	519,332

(i) The balance refers substantially to financial investments linked to tax incentives that do not have immediate convertibility into a known amount of cash.

6.	INVENTORY

	06/30/2024	12/31/2023

Finished goods	4,294,138	2,990,337
Work in progress	787,139	826,520
Raw materials and consumables	4,908,905	4,599,874
Spare parts and others	982,527	806,867
Prepayments	617,353	537,871
Impairment losses	(164,140)	(142,447)
	11,425,922	9,619,022

AMBEV S.A.

The changes in impairment losses on inventory are as follows:

	06/30/2024	12/31/2023
Beginning balance	(142,447)	(160,173)
Effects of cumulative translation adjustment (CTA)	(11,277)	12,932
Provisions	(112,961)	(262,884)
Write-offs	102,545	267,678
Final balance	(164,140)	(142,447)

7.	RECOVERABLE TAXES
	06/30/2024	12/31/2023
PIS/COFINS exclusion of ICMS (i)	69,553	219,010
PIS/COFINS	124,772	170,426
ICMS	412,972	426,936
IPI	117,788	112,541
Income tax and social contributions	2,388,534	2,436,614
Other	64,002	70,161
Current	3,177,621	3,435,688

PIS/COFINS exclusion of ICMS (i)	6,771,978	6,490,398
ICMS	412,173	436,508
Income tax and social contributions	4,171,763	4,087,032
Other	312,166	311,158
Non-current	11,668,080	11,325,096

Total	14,845,701	14,760,784

(i) Over the last few years, as disclosed in the respective annual financial statements, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS, including in the form of tax substitution, from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS – exclusion of ICMS, according to the table above.

AMBEV S.A.

8.	INCOME TAX AND SOCIAL CONTRIBUTION

8.1 Deferred income tax and social contribution

The details of the amount of deferred income tax and social contribution by type of temporary difference are as follows:

	06/30/2024			12/31/2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	8,147	-	8,147	8,231	-	8,231
Intangible	-	(1,921,504)	(1,921,504)	-	(1,369,738)	(1,369,738)
Employee benefits	876,433	-	876,433	856,512	-	856,512
Trade payables	3,439,217	-	3,439,217	2,843,806	(3,281)	2,840,525
Trade receivables	44,799	(5,613)	39,186	43,807	(7,002)	36,805
Derivatives	33,593	(53,913)	(20,320)	31,091	(77,210)	(46,119)
Interest-bearing loans and borrowings	8,447	-	8,447	7,518	-	7,518
Inventories	79,852	(112,673)	(32,821)	268,589	(59,561)	209,028
Property, plant and equipment	1,059,320	(2,375,637)	(1,316,317)	714,218	(1,837,179)	(1,122,961)
Withholding tax on undistributed profits and royalties	-	(1,782,359)	(1,782,359)	-	(1,385,500)	(1,385,500)
Investments in associates and joint ventures	-	(383,678)	(383,678)	-	(383,678)	(383,678)
Interest on shareholders’ equity	518,117	-	518,117	-	-	-
Tax losses carryforward	3,918,615	-	3,918,615	4,383,261	-	4,383,261
Provisions	1,332,833	(16,427)	1,316,406	1,026,343	(4,637)	1,021,706
Complement of income tax of foreign subsidiaries due in Brazil	-	(118,117)	(118,117)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	-	(27,936)	(27,936)	14,484	(19,679)	(5,195)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(75,989)	(75,989)	-	(228,510)	(228,510)
Other items	413,367	(551,650)	(138,283)	266,340	(437,081)	(170,741)
Gross deferred tax assets/(liabilities)	11,732,740	(7,425,496)	4,307,244	10,464,200	(5,813,056)	4,651,144
Netting by taxable entity	(2,871,379)	2,871,379	-	(2,494,608)	2,494,608	-
Net deferred tax assets/(liabilities)	8,861,361	(4,554,117)	4,307,244	7,969,592	(3,318,448)	4,651,144

Among the deferred tax assets on tax losses carryforward, the tax authorities unilaterally offset in tax proceedings the total amount of R$268,602 (R$268,602 in December 31, 2023), which is equivalent to R$790,005 (R$790,005 in December 31, 2023) in tax losses basis. Such proceedings are classified as having a possible likelihood of loss.

AMBEV S.A.

8.1.1 Realization of deferred taxes

As at June 30, 2024 the deferred tax assets and liabilities are expected to be utilized/settled, as follows:

	06/30/2024
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	8,147	8,147
Intangible	-	(1,921,504)	(1,921,504)
Employee benefits	142,400	734,033	876,433
Trade payables	(55,258)	3,494,475	3,439,217
Trade receivables	33,701	5,485	39,186
Derivatives	(22,407)	2,087	(20,320)
Interest-bearing loans and borrowings	-	8,447	8,447
Inventories	(43,782)	10,961	(32,821)
Property, plant and equipment	-	(1,316,317)	(1,316,317)
Withholding tax on undistributed profits and royalties	-	(1,782,359)	(1,782,359)
Investments in associates and joint ventures	-	(383,678)	(383,678)
Interest on shareholders’ equity	518,117	-	518,117
Provisions	604,424	711,982	1,316,406
Complement of income tax of foreign subsidiaries due in Brazil	(118,117)	-	(118,117)
Impact of the adoption of IFRS 16 (Leases)	-	(27,936)	(27,936)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(75,989)	(75,989)
Other items	(4,136)	(134,147)	(138,283)
Total	1,054,942	(666,313)	388,629

Deferred tax related to tax losses carryforward	06/30/2024
2025	379,405
2026	1,509,387
2027	778,646
2028 to 2030	1,011,709
2031 onward (i)	239,468
Total	3,918,615

(i) There is no expectation of realization with a term of more than 10 years.

8.1.2 The net change of deferred taxes

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2023	4,651,144
Recognition of actuarial gains/(losses)	(59)
Investment hedge – put option granted on subsidiaries	49,808
Cash flow hedge – gains/(losses)	(316,612)
Gains/(losses) on cumulative translation adjustment [CTA]	484,755
Recognized in other comprehensive income	217,892
Recognized in the income statement	461,827
Changes directly in the balance sheet	(1,023,619)
Recognized in deferred tax	(617,162)
Effect of application of IAS 29 (hyperinflation)	(617,162)
Recognized in other balance sheet group	(406,457)
At June 30, 2024	4,307,244

AMBEV S.A.

8.1.3 Deferred tax asset related to tax losses

As of June 30, 2024, besides the tax credits related to tax losses carryforward effectively recognized in the amounts disclosed above, other tax credits related to tax losses carryforward in the amount of R$736,547 (R$669,024 in December 31, 2023) - which are equivalent, in value basis, to R$2,794,228 at June 30, 2024 (R$2,521,047 in December 31, 2023) - were not recorded, since their realization is not probable in currently Management evaluation.

8.2 Income tax and social contribution

Income taxes reported in the income statement are analyzed as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Income tax expense – current	(2,112,866)	(1,520,402)	(1,109,704)	(670,445)

Deferred tax expense on temporary differences	926,473	1,408,958	554,551	824,014
Deferred tax on tax loss carryforward movements in the current period	(464,646)	278,856	(424,721)	72,258
Total deferred tax (expense)/income	461,827	1,687,814	129,830	896,272

Total income tax expenses	(1,651,039)	167,412	(979,874)	225,827

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Profit before tax	7,907,109	6,249,597	3,431,762	2,371,933
Adjustment on a taxable basis
Others non-taxable income	(253,909)	(490,914)	(123,286)	(340,483)
Government grants related to sales taxes	-	(1,404,170)	-	(721,470)
Share of results of associates and joint ventures	35,022	16,603	31,452	2,431
Non-deductible expenses	34,800	19,594	27,885	3,367
Foreign profit calculation	(66,097)	260,655	(54,094)	114,242
	7,656,925	4,651,365	3,313,719	1,430,020
Aggregated weighted nominal tax rate	29.37%	28.48%	28.38%	24.34%
Taxes payable – nominal rate	(2,249,129)	(1,324,696)	(940,439)	(348,088)
Adjustment on tax expense
Income tax incentives	324,271	47,678	75,732	19,721
Deductible interest on shareholders’ equity	511,038	1,676,701	225,925	820,019
Tax savings from goodwill amortization	1,793	8,579	897	4,290
Withholding income tax	(409,912)	(100,764)	(304,732)	(43,208)
Recognition/(write-off) of deferred charges on tax losses	(31,425)	(94,383)	(109,720)	(84,542)
Effect of application of IAS 29 (hyperinflation)	57,516	(257,581)	5,224	(136,990)
Others with reduced taxation	144,810	211,878	67,240	(5,375)
Income tax and social contribution expense	(1,651,038)	167,412	(979,873)	225,827
Effective tax rate	20.88%	-2.68%	28.55%	-9.52%

The main events that impacted the effective tax rate for the period were:

•	Government grants for sales taxes: Related to regional incentives and economic development policies, these are related primarily to local production, contributing to economic and social impact, and, when reinvested, are not subject to income tax and social contribution, which explains the impact on the effective tax rate. Any amounts described under this heading are usually impacted by fluctuations in the volume, price and any eventual increases in state VAT (“ICMS”), reflected in other operating income or net sales depending on its nature. Since January 2024, the government subsidy amounts relating to sales taxes have no more been deducted from the taxable base, due to the implementation of Federal Law No. 14,789/24. The amounts relating to tax incentives are duly allocated to the profit reserve each year, in accordance with item (14.3.1) "Tax incentives" of note 14 – Changes in equity.

AMBEV S.A.

•	Universal taxation of profit: shows complement of income tax on foreign subsidiaries due in Brazil according to the regulations of Law 12,973/14.

•	Income tax incentive: refers to income tax incentives granted by the Federal Government to promote regional development in some areas of the North and Northeast of the country. These incentives are recorded in the income statement on an accrual basis and allocated to the tax incentive reserves account, in accordance with item (14.3.1) "Tax incentives" of note 14 – Changes in equity.

•	Withholding income tax: The amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The recorded values in 2024 are mainly related to withholding tax on dividends distributed in 2024 and the exchange rate variation of the deferred income tax related to subsidiary profits undistributed.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on shareholders’ equity, which amount is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes. On December 29, 2023, Law 14,789/23 was enacted, effective as of January 1, 2024, limiting, as from that date, the equity accounts that must be used in the interest on shareholders’ equity calculation.

•	Effect of application of IAS 29 (hyperinflation): our subsidiary in Argentina, which operates in a hyperinflationary economy, is subject to monetary correction of non-financial assets and liabilities, equity and income statement, which, at times, reflects in the consolidated effective tax rate and implies variation between periods.

AMBEV S.A.

9.	PROPERTY, PLANT AND EQUIPMENT

	06/30/2024	12/31/2023
Property, plant and equipment	26,010,615	23,662,728
Right of use assets	3,008,739	2,967,428
	29,019,354	26,630,156

9.1 Changes in the carrying amount of property, plant, and equipment

									Carrying amount
	At December 31, 2022	Cumulative translation adjustment (CTA)	Effects of application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Land and buildings	9,698,425	(1,485,238)	663,123	44,741	(481,587)	(3,738)	800,535	9,236,261	14,287,840	(5,051,579)
Plant and equipment	11,589,556	(1,726,730)	779,390	1,230,174	(3,533,364)	(39,135)	2,488,955	10,788,846	39,509,056	(28,720,210)
Fixtures and accessories	1,323,571	(193,404)	86,460	56,419	(541,605)	(13,471)	373,702	1,091,672	7,074,126	(5,982,454)
Under construction	4,349,748	(311,718)	120,197	3,283,918	-	(3,391)	(4,892,805)	2,545,949	2,545,949	-
	26,961,300	(3,717,090)	1,649,170	4,615,252	(4,556,556)	(59,735)	(1,229,613)	23,662,728	63,416,971	(39,754,243)

									Carrying amount
	At December 31, 2023	Cumulative translation adjustment (CTA)	Effects of application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At June 30, 2024	Acquisition cost	Depreciation
Land and buildings	9,236,261	369,133	811,709	8,179	(241,999)	(16,703)	232,298	10,398,878	16,017,518	(5,618,640)
Plant and equipment	10,788,846	440,493	863,851	398,789	(1,866,328)	(4,567)	1,060,448	11,681,532	45,012,508	(33,330,976)
Fixtures and accessories	1,091,672	40,681	67,669	13,410	(268,056)	(18,464)	71,223	998,135	7,931,787	(6,933,652)
Under construction	2,545,949	84,055	120,079	1,542,801	-	-	(1,360,814)	2,932,070	2,932,070	-
	23,662,728	934,362	1,863,308	1,963,179	(2,376,383)	(39,734)	3,155	26,010,615	71,893,883	(45,883,268)

AMBEV S.A.

9.2 Changes in the carrying amount of right-of-use assets

									Carrying amount
	At December 31, 2022	Cumulative translation adjustment (CTA)	Effects of application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Buildings	1,350,836	(49,482)	11,951	343,028	(451,693)	(30,532)	(1,842)	1,172,266	2,925,946	(1,753,680)
Machinery, vehicles and others	1,743,554	(32,731)	15,496	1,313,799	(773,939)	(475,532)	4,515	1,795,162	3,534,476	(1,739,314)
Total	3,094,390	(82,213)	27,447	1,656,827	(1,225,632)	(506,064)	2,673	2,967,428	6,460,422	(3,492,994)

									Carrying amount
	At December 31, 2023	Cumulative translation adjustment (CTA)	Effects of application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	At June 30, 2024	Acquisition cost	Depreciation
Buildings	1,172,266	63,743	6,588	167,461	(210,850)	(16,059)	-	1,183,149	3,200,342	(2,017,193)
Machinery, vehicles and others	1,795,162	29,530	17,308	438,753	(447,234)	(7,929)	-	1,825,590	4,027,952	(2,202,362)
Total	2,967,428	93,273	23,896	606,214	(658,084)	(23,988)	-	3,008,739	7,228,294	(4,219,555)

AMBEV S.A.

10.	GOODWILL

	06/30/2024	12/31/2023

Balance at the end of the previous year	38,003,640	40,594,038
Effects of cumulative translation adjustment (CTA)	2,252,063	(4,067,916)
Effect of application of IAS 29 (hyperinflation)	1,823,400	1,481,136
Acquisitions, (write-offs) and disposal through business combinations	12,945	(3,618)
Balance at the end of the year	42,092,048	38,003,640

Impairment testing

The impairment test is performed annually considering the most accurate estimates calculated by Management. The Company’s Management has not identified any relevant indications of impairment in the six-month period ended June 30, 2024.

11.	TRADE PAYABLES

	06/30/2024	12/31/2023

Trade payables	18,909,452	21,278,615
Related parties (note 23)	1,850,286	1,916,486
Current	20,759,738	23,195,101

Trade payables	96,281	107,386
Related parties (note 23)	230,621	199,914
Non-current	326,902	307,300

Total	21,086,640	23,502,401

The present value adjustment recorded for trade payables, at June 30, 2024 is R$231 million (R$308 million at December 31, 2023).

The subsidiaries in Argentina, Chile, Paraguay and Panama have discount transactions for invoices with endorsement (trade payables securitization) with vendors in the amount of R$132 million at June 30, 2024 (R$159 million at December 31, 2023). In general, abovementioned discount transactions occur by legal impositions existing in these jurisdictions. These transactions maintain commercial characteristics since there are no change in previously established conditions (amount, terms, and counterpart) and its vendor’s choice to carry out the anticipation of its receivables with the Company, therefore, these operations do not result in any additional obligations for the Company.

12.	INTEREST-BEARING LOANS AND BORROWINGS

	06/30/2024	12/31/2023

Secured bank loans	21,394	14,938
Other secured loans	132,400	136,269
Lease liabilities	1,090,904	1,146,884
Current liabilities	1,244,698	1,298,091

Secured bank loans	96,940	111,628
Other secured loans	248,136	279,401
Lease liabilities	1,866,378	1,811,946
Non-current liabilities	2,211,454	2,202,975

Total	3,456,152	3,501,066

AMBEV S.A.

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule is disclosed in note 21 - Financial instruments and risks.

12.1 Contractual clauses (Covenants)

In the six-month period ended June 30, 2024, as well as at December 31, 2023 and until the date of issue of these interim consolidated financial statements there were no events of default, breach of covenant clauses or significant contractual changes that would result in changes to the payment terms of loan and financing contracts.

12.2 Terms and discount rates of leasing contracts

The Company estimates discount rates based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the weighted average of rates applied:

Rate %
Lease Term	06/30/2024
2024 - 2027	11.09%
2028 - 2035	11.10%

13.	PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. The assessment of the probability of loss, carried out by the Company with the support of its legal advisors, considers the probability of the Company position being accepted at the end of the process, considering the applicable legislation, the case law on the subject and the existing evidence. Due to their nature, these processes involve inherent uncertainties, including, but not limited to, decisions by courts and tribunals, agreements between the parties involved and governmental actions and, as a result, management cannot, at this stage, estimate the exact time taken to resolve these issues.

13.1 Provision

The Company and some of its subsidiaries are involved in lawsuits, mainly of a tax, civil and labor nature, which are considered probable of loss, and which are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. Processes are considered with a probable likelihood of loss when there is consolidated or binding case law unfavorable to the thesis defended by the Company and its subsidiaries, or, in the case of a factual or evidentiary discussion, when the Company and its subsidiaries do not have the necessary and sufficient evidence to prove the right alleged.

13.1.1 Main lawsuits with a probable likelihood of loss:

Sales taxes: in Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

AMBEV S.A.

Labor: the Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

Civil: the Company and its subsidiaries are involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

13.1.2 Provision changes

	Taxes on sales	Labor	Civil	Other taxes (i)	Restructuring	Total

Saldo em 31 de dezembro de 2022	246,948	132,101	335,934	192,929	11,797	919,709
Effect of cumulative translation adjustment (CTA)	-	(2,774)	(35,824)	(6,283)	(506)	(45,387)
Additions	135,768	247,769	234,556	75,635	3,190	696,918
Provisions consumed	(27,321)	(181,662)	(121,944)	(40,777)	(11,211)	(382,915)
Provisions reversed	(73,223)	(45,497)	(72,545)	(19,057)	-	(210,322)
Saldo em 31 de dezembro de 2023	282,172	149,937	340,177	202,447	3,270	978,003
Effect of cumulative translation adjustment (CTA)	-	670	322	6,638	483	8,113
Additions	54,595	129,976	96,750	17,407	14,475	313,203
Provisions consumed	(1,517)	(84,209)	(17,628)	(3,369)	(13,178)	(119,901)
Provisions reversed	(48,102)	(21,985)	(22,849)	(2,813)	-	(95,749)
Saldo em 30 de junho de 2024	287,148	174,389	396,772	220,310	5,050	1,083,669

(i) Other taxes refer to provisions for lawsuits concerning taxes other than taxes on sales and income taxes. The uncertain tax treatments related to taxes on profits with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

13.1.3 Expected settlement

	12/31/2023
	Taxes on sales	Labor	Civil	Other taxes (i)	Restructuring	Total
Current	113,652	67,248	226,736	7,483	3,270	418,389
Non-current	168,520	82,689	113,441	194,964	-	559,614
Total	282,172	149,937	340,177	202,447	3,270	978,003

	06/30/2024
	Taxes on sales	Labor	Civil	Other taxes (i)	Restructuring	Total
Current	186,848	62,799	225,202	22,566	5,050	502,465
Non-current	100,300	111,590	171,570	197,744	-	581,204
Total	287,148	174,389	396,772	220,310	5,050	1,083,669

(i) Other taxes refer to provisions for lawsuits concerning taxes other than taxes on sales and income taxes. The uncertain tax treatments on income taxes with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

The expected settlement of provisions was based on management’s best estimate in conjunction with their internal and external legal advisors at the interim consolidated balance sheet date.

AMBEV S.A.

13.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial discussions with fiscal authorities in Brazil related to certain fiscal positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions, considering the regular compliance with tax laws, case law, and evidence produced, aligned with IFRIC 23. The Company also has tax actions related to other taxes, which involve risk of a possible loss, according to management's assessment. To these uncertain tax treatments and possible contingencies there are no recorded provisions, due to the assessment carried out. The composition and estimates are as following:

	06/30/2024	12/31/2023

Income tax and social contribution	65,736,547	63,620,985
Value-added and excise taxes	26,695,583	26,761,034
PIS and COFINS	3,370,001	3,496,221
Others	2,039,679	1,679,407
	97,841,810	95,557,647

Contingencies with a remote risk of loss are not disclosed, as the possibility of any outflow of resources embodying economic benefits is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, disclosed as guarantee for civil, labor and tax execution or to enable resources of labor nature.

The Company is also a party to other tax lawsuits in which it is an active party and discusses the possibility of recovering or failing to pay taxes which, in Management's opinion, do not have constitutional and/or legal support for their demand. As disclosed in its accounting policy, the Company does not recognize contingent assets. If the inflow of economic benefits becomes probable, according to a prognosis assessment conducted by external legal advisors in addition to Management's internal assessment, the Company discloses the contingent asset. On the moment when the inflow of economic benefits becomes virtually certain, such as when the legal decision is final and the gain can be estimated with certainty, the asset is no longer contingent, and the Company recognizes it in the financial statements for the period in which there was a change in estimate occurred.

AMBEV S.A.

13.2.1 Main contingencies with a possible risk of loss

The changes in the amount of contingencies reported relate mainly to the increase resulting from monetary restatement. In addition, the main process classified with a possible loss probability, which changed in the period, are summarized in the table below, along with their respective estimated values involved in the cases.

	Uncertainty over the treatment of income taxes In accordance with IFRIC 23 (Note 8 - Income tax and social contribution)	Estimates (in million of Brazilian Reais)
#	Description of the main processes	06/30/2024	31/12/2023
1

Deductibility of Interest on Shareholders’ Equity (or Interest On Capital – “IOC”) expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all of the cases the Company obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the Lower Administrative Court as well.

With respect the tax assessment for the calendar years 2015 and 2016, in May 2024, Ambev obtained a partially favorable decision from CARF, dismissing the application of the qualified fine. The Company is awaiting the formalization and notification of the mentioned decision to evaluate the applicable appeals, whether in the administrative or judicial sphere.

The updated value of this uncertain tax treatment, in accordance with ICPC 22/IFRIC 23, already assessed, is approximately R$28,6 billion as of June 30, 2024 (R$27,4 billion as of December 31, 2023). Ambev has not recorded any provisions for this matter based on the probability of loss.

The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for IOC effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.

		28,603	27,439

AMBEV S.A.

2

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels.

In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive. For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court which awaits judgment.

In connection with this matter, additional tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. As of December 2023, Ambev had received tax assessments charging such fines for calendar years 2015 to 2018. For the tax assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. With respect to the tax assessments charging such isolated fines for calendar years 2017 and 2018, Ambev has filed defenses, which await judgment by the first-level administrative court.

In April 2024, Ambev received a new tax assessment charging isolated fines for calendar year 2019, amounting to approximately R$575 million. Ambev has filed a defense in this case, which similar to the 2017 and 2018 cases, awaits judgment by the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately R$15,4 billion as of June 30, 2024 (R$14,3 billion as of December 31, 2023). Ambev has not recorded any provision in connection therewith.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2024). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.

	15,435	14,302

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main process	06/30/2024	12/31/2023
1

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due to the suspension of finished products between its units. The cases are being challenged at both the administrative and judicial levels.

In January 2024, Ambev received a partially favorable decision from the Upper Administrative Court reducing 98% of the amount alleged to be owed by Ambev in this case, corresponding to approximately R$916 million. Ambev filed an appeal at the judicial level against the unfavorable portion of the decision.

In the judicial sphere, the first decision obtained in a case on this subject was rendered in July 2022, the decision was unfavorable to Ambev, and it filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.

		867	1,824

14.	CHANGES IN EQUITY

14.1 Issued capital

At June 30, 2024, the authorized share capital, fully subscribed and paid-in, in the amount of R$58,226,036 (R$58,177,929 in June 30, 2023) in the amount of 15,757,657 common shares (15,753,833 in June 30, 2023) book entry, nominative, without nominal value, thus distributed:

	06/30/2024		06/30/2023
Shareholder	Thousands of common shares	%	Thousands of common shares	%
Interbrew International B.V.	8,441,665	53.57%	8,441,666	53.58%
Ambrew S.A.R.L.	1,287,671	8.17%	1,287,671	8.17%
Fundação Zerrenner	1,609,987	10.22%	1,609,987	10.22%
Market	4,386,859	27.84%	4,407,365	27.98%
Treasury	31,475	0.20%	7,144	0.05%
	15,757,657	100.00%	15,753,833	100.00%

	06/30/2024		06/30/2023
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,753,833	58,177,929	15,750,217	58,130,517
Capital increase (i)	3,824	48,107	3,616	47,412
Final balance	15,757,657	58,226,036	15,753,833	58,177,929

(i) Capital increase related to the issue of shares, in connection with share-based program.

14.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2023	(1,073,506)	53,662,811	700,898	2,049,491	55,339,694
Capital increase	-	-	-	(32,869)	(32,869)
Share buyback, results from treasury shares and share-based payments	18,154	-	-	150,078	168,232
At June 30, 2023	(1,055,352)	53,662,811	700,898	2,166,700	55,475,057

AMBEV S.A.

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2024	(1,011,949)	53,662,811	700,898	2,127,804	55,479,564
Gains/(losses) of controlling interest	-	-	-	1,958	1,958
Share buyback, results from treasury shares and share-based payments	(328,202)	-	-	127,142	(201,060)
At June 30, 2024	(1,340,151)	53,662,811	700,898	2,256,904	55,280,462

14.2.1 Share buyback and treasury shares results

Treasury shares represent the Company’s own issued shares bought back by the Company, and the result of treasury shares related to gains and losses on share-based payment transactions and others. The changes in treasury shares are as follows:

	Acquisition/realization of shares		Treasury shares results	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2023	8,482	(131,877)	(941,629)	(1,073,506)
Changes during the year	(1,338)	21,540	(3,386)	18,154
At June 30, 2023	7,144	(110,337)	(945,015)	(1,055,352)

	Acquisition/realization of shares		Treasury shares results	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2024	4,384	(63,095)	(948,854)	(1,011,949)
Changes during the year	27,091	(325,274)	(2,928)	(328,202)
At June 30, 2024	31,475	(388,369)	(951,782)	(1,340,151)

14.2.2 Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company. The share-based payment reserve recorded a charge of R$187,704 on June 30, 2024 (R$181,910 at June 30, 2023) (note 20 – Share-based payments).

14.3 Net income reserves

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2023	22,055,901	4,456	14,846,543	36,906,900
At June 30, 2023	22,055,901	4,456	14,846,543	36,906,900

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2024	25,786,098	4,456	17,399,286	43,189,840
At June 30, 2024	25,786,098	4,456	17,399,286	43,189,840

There was no change in net income reserves in the six-month periods ended June 30, 2023 and June 30, 2024.

AMBEV S.A.

14.3.1 Tax incentives

The Company recognizes annually in its equity, in the net income reserves line, the tax incentives regarding tax benefits at the government subsidies for the current year.

In general, these incentives are related to industrial development programs that aim to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods and use and reductions are set out under the respective state normative acts, and when conditions for obtaining these grants exist, they are under Company’s control. The treatment of incentives complies with the provisions of current federal, state and municipal legislation, in particular set by Complementary Federal Law 160/2017 and by Agreement “CONFAZ 190/2017”. For the purposes of constituting the Tax Incentives reserve, the state tax incentives related to sales taxes are recognized as government subsidies for investments, regardless of the actual tax treatment given to them, in line with the interpretation of the Superior Court of Justice manifested mainly in the judgment of ERESP No. 1.517.492/PR, as well as in the judgment of Theme No. 1.182 and of the Federal Supreme Court, according to the manifestations expressed in the judgment of Theme 843.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of the following:

	06/30/2024	06/30/2023
ICMS (Brazilian state value-added tax)	1,277,076	1,404,170
Income tax	324,271	47,678
	1,601,347	1,451,848

14.3.2 Interest on shareholders’ equity/dividends

There was no payment of dividends or interest on shareholders’ equity by the Company in the six-month periods ended June 30, 2023 and June 30, 2024.

AMBEV S.A.

14.4 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2023	6,753,983	908,521	(664,985)	(6,666)	(130,578)	156,091	(75,437,844)	(68,421,478)
Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	(5,016,193)	-	-	-	-	-	-	(5,016,193)
Cash flow hedges	-	(785,019)	-	-	-	-	-	(785,019)
Actuarial gains/(losses)	-	-	4,377	-	-	-	-	4,377
Total comprehensive income	(5,016,193)	(785,019)	4,377	-	-	-	-	(5,796,835)
Options granted on subsidiaries	-	-	-	4,700	-	-	-	4,700
Gains/(losses) of controlling interest	-	-	-	-	(44)	-	-	(44)
Tax on deemed dividends	-	-	-	-	(4,029)	-	-	(4,029)
At June 30, 2023	1,737,790	123,502	(660,608)	(1,966)	(134,651)	156,091	(75,437,844)	(74,217,686)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2024	(2,458,382)	697,825	(678,235)	-	(145,675)	156,091	(75,449,667)	(77,878,043)
Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	5,112,045	-	-	-	-	-	-	5,112,045
Cash flow hedges	-	244,864	-	-	-	-	-	244,864
Actuarial gains/(losses)	-	-	888	-	-	-	-	888
Total comprehensive income	5,112,045	244,864	888	-	-	-	-	5,357,797
Gains/(losses) of controlling interest	385,670	(578)	(1,174)	-	128,467	-	-	512,385
Tax on deemed dividends	-	-	-	-	(7,089)	-	-	(7,089)
At June 30, 2024	3,039,333	942,111	(678,521)	-	(24,297)	156,091	(75,449,667)	(72,014,950)

AMBEV S.A.

15.	SEGMENT REPORTING

(a)	Reportable segments for the six-month–periods ended in:
	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Net sales	22,927,426	21,412,744	4,894,691	4,779,140	8,010,571	8,397,960	4,487,824	4,840,013	40,320,512	39,429,857
Cost of sales	(11,604,180)	(11,270,571)	(2,304,286)	(2,376,802)	(4,277,792)	(4,048,802)	(1,932,716)	(2,071,118)	(20,118,974)	(19,767,293)
Gross profit	11,323,246	10,142,173	2,590,405	2,402,338	3,732,779	4,349,158	2,555,108	2,768,895	20,201,538	19,662,564
Distribution expenses	(3,129,226)	(3,081,399)	(426,021)	(466,150)	(1,052,159)	(1,099,929)	(834,082)	(950,923)	(5,441,488)	(5,598,401)
Sales and marketing expenses	(2,407,814)	(2,156,816)	(357,809)	(355,068)	(864,844)	(757,137)	(465,204)	(562,648)	(4,095,671)	(3,831,669)
Administrative expenses	(1,802,274)	(1,677,789)	(214,251)	(216,404)	(434,355)	(429,125)	(332,518)	(297,838)	(2,783,398)	(2,621,156)
Other operating income/(expenses)	1,105,611	822,339	6,171	4,458	(7,589)	37,951	8,420	12,765	1,112,613	877,513
Exceptional items	(6,837)	(121,888)	(4,160)	(14,164)	(4,791)	(15,253)	(13,508)	-	(29,296)	(151,305)
Income from operations	5,082,706	3,926,620	1,594,335	1,355,010	1,369,041	2,085,665	918,216	970,251	8,964,298	8,337,546
Net finance costs									(1,022,167)	(2,071,346)
Share of results of associates and joint ventures									(35,022)	(16,603)
Income before income tax									7,907,109	6,249,597
Income tax expense									(1,651,039)	167,412
Net income									6,256,070	6,417,009

Acquisition of property, plant and equipment	1,289,070	1,619,067	247,124	270,991	404,022	423,401	103,770	135,236	2,043,986	2,448,695

AMBEV S.A.

(continued)

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023

Segment assets	56,803,890	56,974,055	15,578,221	13,692,342	23,042,743	16,084,960	18,247,508	15,856,930	113,672,362	102,608,287
Intersegment elimination									(2,623,937)	(2,162,090)
Non-segmented assets (iii)									32,390,421	32,197,936
Total assets									143,438,846	132,644,133

Segment liabilities	23,158,376	28,841,281	5,152,783	4,981,469	4,501,535	5,095,432	5,832,807	5,130,990	38,645,501	44,049,172
Intersegment elimination									(2,623,936)	(2,161,919)
Non-segmented liabilities (iii)									107,417,281	90,756,880
Total liabilities									143,438,846	132,644,133

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) The non-segmented assets relate primarily to cash and cash equivalents, taxes and investments balances. The non-segmented liabilities, relate primarily to shareholders' equity, taxes and derivatives balances.

Non-current assets attributed to Brazil (country of domicile of the company) and Canada amounted to R$44.6 billion and R$15.2 billion, respectively as of June 30, 2024 (R$45.1 billion and R$13.9 billion, respectively, as of December 31, 2023). The net revenue attributable to the Company's operations in Argentine amount to R$4.7 billion in the six-month period ended June 30, 2024 (R$5.0 billion as of June 30, 2023), and segmented non-current assets attributed to the same country amounted R$10.7 billion for the same period ended June 30, 2024 (R$5.9 billion as of December 31, 2023).

AMBEV S.A.

(b)	Reportable segments for the three-month periods ended in:

	Brazil		CAC		Latin America – South		Canada		Consolidated
	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Net sales	11,215,508	10,366,028	2,579,989	2,473,541	3,608,650	3,266,016	2,640,068	2,792,529	20,044,215	18,898,114
Cost of sales	(5,654,302)	(5,478,287)	(1,216,596)	(1,252,838)	(2,086,939)	(1,715,925)	(1,102,143)	(1,188,559)	(10,059,980)	(9,635,609)
Gross profit	5,561,206	4,887,741	1,363,393	1,220,703	1,521,711	1,550,091	1,537,925	1,603,970	9,984,235	9,262,505
Distribution expenses	(1,513,462)	(1,507,482)	(225,692)	(249,343)	(559,285)	(449,563)	(452,039)	(475,317)	(2,750,478)	(2,681,705)
Sales and marketing expenses	(1,301,291)	(1,243,599)	(188,869)	(178,201)	(464,506)	(377,746)	(256,481)	(290,823)	(2,211,147)	(2,090,369)
Administrative expenses	(980,634)	(855,249)	(119,737)	(108,032)	(203,709)	(212,493)	(146,950)	(139,830)	(1,451,030)	(1,315,604)
Other operating income/(expenses)	517,106	375,735	802	(6,750)	929	21,420	747	6,032	519,584	396,437
Exceptional items	(2,028)	(103,941)	(3,339)	(11,937)	(3,155)	(7,538)	(3,205)	-	(11,727)	(123,416)
Income from operations	2,280,897	1,553,205	826,558	666,440	291,985	524,171	679,997	704,032	4,079,437	3,447,848
Net finance costs									(616,223)	(1,073,484)
Share of results of associates and joint ventures									(31,452)	(2,431)
Income before income tax									3,431,762	2,371,933
Income tax expense									(979,874)	225,827
Net income									2,451,888	2,597,760

The net revenue attributable to the Company's operations in Argentine amount to R$2.1 billion in the three-month period ended June 30, 2024 (R$1.8 billion in the three-month period ended June 30, 2023).

AMBEV S.A.

(c)	Additional information – by business unit – six and three-month period ended in:

	Six-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drinks and Non-alcoholic and non-carbonated		Total		Beer		Soft drinks and Non-alcoholic and non-carbonated		Total
	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Net sales	18,998,921	17,980,803	3,928,505	3,431,941	22,927,426	21,412,744	9,311,412	8,710,651	1,904,096	1,655,377	11,215,508	10,366,028
Cost of sales	(9,427,629)	(9,332,855)	(2,176,551)	(1,937,716)	(11,604,180)	(11,270,571)	(4,615,153)	(4,541,364)	(1,039,149)	(936,923)	(5,654,302)	(5,478,287)
Gross profit	9,571,292	8,647,948	1,751,954	1,494,225	11,323,246	10,142,173	4,696,259	4,169,287	864,947	718,454	5,561,206	4,887,741
Distribution expenses	(2,531,669)	(2,488,770)	(597,557)	(592,629)	(3,129,226)	(3,081,399)	(1,235,661)	(1,223,347)	(277,801)	(284,135)	(1,513,462)	(1,507,482)
Sales and marketing expenses	(2,171,366)	(1,913,535)	(236,448)	(243,281)	(2,407,814)	(2,156,816)	(1,176,806)	(1,089,889)	(124,485)	(153,710)	(1,301,291)	(1,243,599)
Administrative expenses	(1,566,929)	(1,449,747)	(235,345)	(228,042)	(1,802,274)	(1,677,789)	(857,406)	(740,253)	(123,228)	(114,996)	(980,634)	(855,249)
Other operating income/(expenses)	897,452	603,530	208,159	218,809	1,105,611	822,339	422,397	254,743	94,709	120,992	517,106	375,735
Exceptional items	(6,837)	(121,888)	-	-	(6,837)	(121,888)	(2,028)	(106,154)	-	2,213	(2,028)	(103,941)
Income from operations	4,191,943	3,277,538	890,763	649,082	5,082,706	3,926,620	1,846,755	1,264,387	434,142	288,818	2,280,897	1,553,205
Net finance costs					(696,131)	(1,312,168)					(244,958)	(600,781)
Share of results of associates and joint ventures					(33,901)	(4,820)					(30,500)	(2,642)
Income before income tax					4,352,674	2,609,632					2,005,439	949,782
Income tax expense					(315,576)	1,401,942					(397,039)	732,390
Net income					4,037,098	4,011,574					1,608,400	1,682,172

AMBEV S.A.

16.	NET SALES

In compliance with the Brazilian Federal Law 6,404/76, Company discloses the reconciliation between gross and net sales presented in the consolidated income statement. The values by each operational segment are disclosed in note 15 – Segment reporting.

	Six-month period ended:		Three-month period ended:
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Gross sales	60,305,095	60,410,057	29,950,562	28,604,820
Excise duty	(12,446,232)	(12,146,959)	(6,213,590)	(5,907,359)
Discounts	(7,538,351)	(8,833,241)	(3,692,757)	(3,799,347)
	40,320,512	39,429,857	20,044,215	18,898,114

At June 30, 2024 the Company calculated R$674.2 million (R$648.7 million at December 31, 2023), in government grants, registered in the net revenue. As from March 2024, the Company is no longer required to pay PIS and Cofins on the amounts calculated as a government grant for investment related to the tax benefits called presumed ICMS credits, under the terms of Law No. 14,789/2024, due to a favorable preliminary decision obtained in the Federal Court.

17.	OTHER OPERATING INCOME/(EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Government grants/ present value adjustment of long-term fiscal incentives (i)	821,678	755,489	436,065	385,976
(Additions)/reversals of provisions	(11,901)	(11,706)	(5,809)	(3,430)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	41,889	42,573	21,206	14,496
Other operating income/(expenses), net	260,947	91,157	68,122	(605)
	1,112,613	877,513	519,584	396,437

(i) As detailed in note 16 – Net sales, as of March 2024, the Company is no longer required to pay PIS and Cofins on the amounts calculated as a government grant for investment related to the tax benefits called presumed ICMS credits, under the terms of Law No. 14,789/2024, due to a favorable preliminary decision obtained in the Federal Court.

18.	EXCEPTIONAL ITEMS

	Six-month period ended:		Three-month period ended:
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Restructuring (i)	(28,970)	(56,295)	(11,401)	(28,406)
Legal fees (ii)	-	(94,670)	-	(94,670)
Effect of application of IAS 29 (hyperinflation)	(326)	(340)	(326)	(340)
	(29,296)	(151,305)	(11,727)	(123,416)

(i) The restructuring expenses primarily related to centralization projects and resizing in Brazil, Latin America CAC and Canada.

(ii) In 2003 some holders of warrants issued by Cervejaria Brahma filed lawsuits in order to discuss the criteria used in calculating the exercise price of such warrants. In 2023, the Company obtained some final favorable decisions on the matter, which was already classified as a remote loss. The amount recorded in this line refers to the provision for legal fees related to this matter.

AMBEV S.A.

19.	FINANCE RESULT

	Six-month period ended:		Three-month period ended:
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Finance expenses
Interest and foreign exchange rate on loans to/from related parties	(1,306)	-	(1,306)	-
Interest on accounts payable present value adjustment (i)	(614,493)	(714,951)	(282,353)	(347,131)
Interest on bank debts and tax incentives (i)	(93,227)	(83,668)	(46,267)	(41,665)
Interest on provision for disputes and litigation	(94,046)	(90,301)	(49,668)	(72,987)
Interest on leases (i)	(78,738)	(107,486)	(40,646)	(56,218)
Interest on pension plans	(53,514)	(59,307)	(27,004)	(29,247)
Other interest expenses (i) (ii)	(261,212)	(370,307)	(128,864)	(214,589)
Losses on hedging instruments	(343,139)	(1,101,882)	(147,957)	(462,258)
Tax on financial transactions	(100,876)	(123,388)	(45,584)	(64,984)
Bank guarantee expenses and surety bond premiums (iii)	(116,621)	(114,910)	(59,280)	(77,548)
Other finance expenses	(160,373)	(176,819)	(76,147)	(121,673)
Total of finance expenses	(1,917,545)	(2,943,019)	(905,076)	(1,488,300)

Finance income
Interest and foreign exchange rate on loans to/from related parties	296	18,349	-	1,550
Income from cash and cash equivalents	729,736	350,903	345,352	202,084
Income from debt securities	37,810	29,467	28,286	8,682
Income from other receivables (iv)	333,415	485,456	141,723	310,642
Other finance income	29,224	192,230	15,370	109,058
Total of finance income	1,130,481	1,076,405	530,731	632,016

Effect of application of IAS 29 (hyperinflation)	(144,205)	392,743	(184,921)	102,828
Exchange differences, net (v)	(90,898)	(597,475)	(56,957)	(320,028)
Other net financial results	(235,103)	(204,732)	(241,878)	(217,200)

Net finance result	(1,022,167)	(2,071,346)	(616,223)	(1,073,484)

(i) From the 1st quarter of 2024 onwards, the balances previously presented in the row “Interest expense” have been segregated between the rows, “Interest on bank debts and tax incentives”, “Interest on accounts payable present value adjustment”, “Interest on leases”, and “Other interest expenses”, including for comparative purposes.

(ii) Includes, among others, interest on tax payment financing, under the terms of the Special Tax Regularization Program (PERT) of 2017.

(iii) Description changed to “Bank guarantee expenses and surety bond premiums”, to better reflect the nature of the balances, including for comparative purposes, from the 1st quarter of 2024.

(iv) Refers, mainly, to monetary adjustment of recoverable taxes.

(v) From the 1st quarter of 2024 onwards, the Company changed the way it presents note 19 – Net finance result. The exchange differences, previously shown as financial expenses, are now presented net of the balances of the same category, formerly reported as financial revenues. The net presentation of such balances is now reported in the line item “Exchange differences, net”, both in this explanatory note and in the income statements.

As disclosed in its accounting policy, the term element, which can be separated and excluded from the designation of the financial instrument as a hedging instrument, is recognized in the financial result, in accordance with IFRS 9 - Financial Instruments.

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (note 21- Financial instruments and risks).

20.	SHARE-BASED PAYMENTS

Currently the Company has two plans of share-based payment programs: (i) the Stock Option Plan, approved in Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”) and (ii) Share-based Plan, approved in Extraordinary General Meeting of April 29, 2016, as amended in Extraordinary General Meeting of April 24, 2020 (“Share-Based Plan”). Under each of these plans, the Company can periodically issue different stock options and restricted share units programs. These programs allow certain Group employees and members of the Management, indicated by the Board of Directors and People Committee, to either buy shares of the Company by exercising stock options or receive shares directly.

AMBEV S.A.

20.1 Share-Based Plan

During the period, the Company granted 6,787 thousand restricted shares and performance shares under the Share-Based Plan (33,686 thousand in December 31, 2023), representing a fair value of approximately R$85,384 in June 30, 2024 (R$463,533 in December 31, 2023).

The total number of shares granted to the Company’s executives under the Share-Based Plan, which will be delivered in the future under certain conditions, is shown below:

Restricted and performance shares

Thousand restricted shares	06/30/2024	12/31/2023

Restricted and performance shares outstanding at January	118,996	108,854
New restricted and performance shares during the period	6,787	33,686
Restricted and performance shares granted during the period	(3,923)	(18,309)
Restricted and performance shares forfeited during the period	(2,490)	(5,235)
Restricted and performance shares outstanding at the end of the period	119,370	118,996

20.2 Option Plan

The Company has not granted stock options, neither there were options exercised during the period ended June 30, 2024, and December 31, 2023. The total number of outstanding options developed was as follows:

Thousand options	06/30/2024	12/31/2023

Options outstanding at January	87,961	99,717
Options forfeited during the period	(1,082)	(11,756)
Options outstanding at the end of the period	86,879	87,961

The range of exercise prices of the outstanding options is from R$15.95 in June 30, 2024 (R$15.95 in December 31, 2023) to R$32.91 in June 30, 2024 (R$32.81 in December 31, 2023) and the remaining exercise period for these options ranges approximately between 5 and 53 months. Additionally, there is a stock option program in the vesting period, which cannot be exercised yet.

Of the 86,879 thousand outstanding options (87,961 thousand on December 31, 2023), 68,977 thousand options were vested on June 30, 2024 (68,635 thousand on December 31, 2023).

AMBEV S.A.

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2024	12/31/2023

Options outstanding at January 1	18.86	19.39
Options forfeited during the period	18.13	22.68
Options outstanding at the end of the period	18.87	18.86
Options exercisable at the end of the period	19.08	19.08

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

20.3 Expenses related to share-based payments

The transactions with share-based payments described above generated an expense of R$187,706 on June 30, 2024 (R$184,584 on June 30, 2023), recorded as administrative expenses.

AMBEV S.A.

21.	FINANCIAL INSTRUMENTS AND RISKS

21.1 Financial instruments categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all of the consolidated financial instruments recognized in the financial statements, segregated by category:

	06/30/2024	12/31/2023
Assets
Amortized cost
Cash and cash equivalents less bank overdrafts (note 5.1)	14,154,434	16,059,003
Trade receivables excluding prepaid expenses	7,556,214	7,566,654
Investment securities (note 5.2)	249,621	242,168
Subtotal	21,960,269	23,867,825
Fair value through profit or loss
Investment securities (note 5.2)	1,187,157	277,164
Derivatives hedges (note 21.2)	933,027	379,722
Subtotal	2,120,184	656,886
Total assets	24,080,453	24,524,711

Liabilities
Amortized cost
Trade payables (note 11)	21,086,640	23,502,401
Interest-bearing loans and borrowings (note 12)	3,456,152	3,501,066
Other liabilities	2,395,850	2,129,624
Subtotal	26,938,642	29,133,091
Fair value through profit or loss
Put options granted on subsidiaries (i)	944,134	2,791,088
Derivatives hedges (note 21.2)	237,699	763,005
Other liabilities	314,572	272,647
Subtotal	1,496,405	3,826,740
Total liabilities	28,435,047	32,959,831

(i) Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument was denominated in US Dollars for Tranche A, exercised in January 2024 and remains denominated Dominican Pesos for Tranche B and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

AMBEV S.A.

21.2 Derivative financial instruments

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					Six-month period ended: 06/30/2024			Three-month period ended: 06/30/2024
			Fair Value		Gain / (Losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Finance result	Operational result	Equity	Finance result	Operational result	Equity

Cost		16,042,114	928,936	(230,266)	(331,264)	24,479	201,640	(131,087)	133,520	1,026,279
	Commodities	4,799,021	262,246	(155,745)	(165,779)	(50,129)	(35,883)	(91,686)	23,539	120,012
	US Dollars	11,179,019	665,799	(73,582)	(167,393)	73,837	237,640	(40,178)	109,739	906,625
	Euros	14,782	37	(113)	(156)	254	141	(62)	134	63
	Mexican Pesos	49,292	854	(826)	2,064	517	(258)	839	108	(421)

Importing of fixed assets		244,290	3,259	(6,331)	(3,337)	3,994	10,039	(3,853)	2,349	4,881
	US Dollars	244,290	3,259	(6,331)	(3,337)	3,994	10,039	(3,853)	2,349	4,881

Expenses		63,682	832	(1,102)	(1,080)	996	2,575	746	592	1,558
	US Dollars	63,682	832	(1,102)	(1,080)	996	2,575	746	592	1,558

Financial assets		(103,812)	-	-	2,215	-	-	2,215	-	-
	US Dollars	(103,812)	-	-	2,215	-	-	2,215	-	-
As at June 30, 2024		16,246,274	933,027	(237,699)	(333,466)	29,469	214,254	(131,979)	136,461	1,032,718

AMBEV S.A.

		12/31/2023			Six-month period ended: 06/30/2023			Three-month period ended: 06/30/2023
			Fair Value		Gain / (Losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Finance result	Operational result	Equity	Finance result	Operational result	Equity

Cost		17,374,318	379,571	(741,901)	(1,028,671)	225,961	(857,861)	(461,413)	130,308	(776,072)
	Commodities	4,025,739	198,319	(219,325)	(131,461)	(223,399)	377,800	(30,693)	(93,230)	373,474
	US Dollars	13,200,032	164,916	(522,348)	(896,805)	441,023	(1,217,465)	(430,243)	216,396	(1,128,335)
	Euros	37,424	143	(228)	(276)	1,097	263	(39)	981	(440)
	Mexican Pesos	111,123	16,193	-	(129)	7,240	(18,459)	(438)	6,161	(20,771)

Fixed Assets		249,716	62	(14,637)	(14,008)	(1,484)	(11,191)	(10,448)	(255)	928
	US Dollars	249,716	62	(14,637)	(14,008)	(1,484)	(11,191)	(10,448)	(255)	928

Expenses		64,675	89	(4,212)	(17,578)	16,827	6,476	(9,124)	6,423	4,128
	US Dollars	64,675	89	(4,212)	(17,578)	16,827	6,476	(9,124)	6,423	4,128

Financial assets		(59,306)	-	(2,255)	-	-	-	-	-	-
	US Dollars	(59,306)	-	(2,255)	-	-	-	-	-	-
Total		17,629,403	379,722	(763,005)	(1,060,257)	241,304	(862,576)	(480,985)	136,476	(771,016)

As disclosed in its accounting policy, the term element, which can be separated and excluded from the designation of the financial instrument as a hedging instrument, is recognized in the financial result, in accordance with IFRS 9 - Financial Instruments.

AMBEV S.A.

21.2.1 Instrument maturity

As of June 30, 2024 the notional and fair value amounts per instrument and maturity were as follows:

		Notional Value
Hedge position	Risk	2024	2025	>2026	Total

Cost		11,238,732	4,803,382	-	16,042,114
	Commodities	2,860,903	1,938,118	-	4,799,021
	US Dollars	8,313,755	2,865,264	-	11,179,019
	Euros	14,782	-	-	14,782
	Mexican Pesos	49,292	-	-	49,292

Importing of fixed assets		129,246	115,044	-	244,290
	US Dollars	129,246	115,044	-	244,290

Expenses		34,108	29,574	-	63,682
	US Dollars	34,108	29,574	-	63,682

Financial assets		(103,812)	-	-	(103,812)
	US Dollars	(103,812)	-	-	(103,812)
		11,298,274	4,948,000	-	16,246,274

		Fair Value
Hedge position	Risk	2024	2025	>2026	Total

Costs		506,486	192,184	-	698,670
	Commodities	91,474	15,027	-	106,501
	US Dollars	415,060	177,157	-	592,217
	Euros	(76)	-	-	(76)
	Mexican Pesos	28	-	-	28

Importing of fixed assets		(4,741)	1,669	-	(3,072)
	US Dollars	(4,741)	1,669	-	(3,072)

Expenses		(632)	362	-	(270)
	US Dollars	(632)	362	-	(270)
		501,113	194,215	-	695,328

21.2.2 Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at June 30, 2024 the Company held R$198,328 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$197,736 as at December 31, 2023).

AMBEV S.A.

21.3 Classification of financial instruments

	06/30/2024				12/31/2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	1,187,157	-	-	1,187,157	277,164	-	-	277,164
Derivatives – operational hedge	41,904	891,123	-	933,027	53,372	326,350	-	379,722
	1,229,061	891,123	-	2,120,184	330,536	326,350	-	656,886
Financial liabilities
Put options granted on subsidiaries	-	-	944,134	944,134	-	-	2,791,088	2,791,088
Other liabilities	-	-	314,572	314,572	-	-	272,647	272,647
Derivatives liabilities at fair value through profit and loss	-	-	-	-	2,255	-	-	2,255
Derivatives – operational hedge	69,017	168,682	-	237,699	70,007	690,743	-	760,750
	69,017	168,682	1,258,706	1,496,405	72,262	690,743	3,063,735	3,826,740

21.3.1 Financial instruments level 3

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed in 2020 the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. As at December 2023, ELJ was the owner of 15% of the shares of Tenedora, and its put options was divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, that was exercised on January 31, 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable by ELJ from 2026. The Company, on the other hand, has a call option over Tranche B shares, exercisable from 2029. On June 30, 2024, the fair value of Tranche B held by ELJ, is R$944,134(R$2,791,088 on December 31, 2023, considering the sum of the two tranches existing up to this point).

The fair value of (i) Tranche A was calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option. The fair value of (ii) Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s WACC rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

21.3.2 Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2023	3,063,735
Acquisition of investments	(2,040,663)
Total gains and losses during the period	235,634
Losses/(gains) recognized in net income	56,247
Losses/(gains) recognized in equity	179,387
Financial liabilities at June 30, 2024	1,258,706

21.4 risk management

The Company is exposed to foreign currency, interest rate, commodity price, liquidity, and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy.

AMBEV S.A.

21.4.1 Market risk

21.4.1.1 Interest rate risk: consists of the possibility that the Company may incur losses due to fluctuations in interest rates, which may increase the financial expenses of financial liabilities, and/or decrease the financial income of financial assets, as well as negatively impact the fair value of financial assets measured at fair value. To mitigate this risk the Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions. The Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s and its subsidiaries exposure related to debts. As at June 30, 2024, the Company and its subsidiaries does not hold hedge positions to the exposure described below:

	06/30/2024		12/31/2023
	Risk		Risk
	Interest rate	Amount in Brazilian Real	Interest rate	Amount in Brazilian Real
Brazilian Reais	10.2%	2,274,136	10.1%	2,372,010
Other	10.5%	477,977	11.5%	405,613
US Dollars	14.0%	6,537	14.0%	24
Canadian Dollars	5.9%	465,720	5.6%	480,255
Pre-fixed interest rate		3,224,370		3,257,902

Brazilian Reais	7.9%	231,782	8.1%	243,164
Post fixed interest rate		231,782		243,164

AMBEV S.A.

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow.

Sensitivity analysis of exchange rate variations and commodity price variations:

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Increase in commodities price	106,501	140,366	1,306,256	2,506,012
Input purchases		(106,501)	(140,460)	(1,322,665)	(2,538,829)
Foreign exchange hedge	Foreign currency increase	592,169	694,269	3,402,942	6,213,716
Input purchases		(592,169)	(695,960)	(3,827,650)	(7,063,132)
Cost effects		-	(1,785)	(441,117)	(882,233)

Foreign exchange hedge	Foreign currency increase	(3,072)	(2,382)	58,001	119,073
Capex Purchases		3,072	2,382	(58,001)	(119,073)
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(270)	(86)	15,651	31,571
Expenses		270	(63)	(50,012)	(100,294)
Result of expense effects		-	(149)	(34,361)	(68,723)

Foreign exchange hedge	Foreign currency increase	-	-	(25,953)	(51,906)
Cash		-	-	25,953	51,906
Financial assets effects		-	-	-	-
		-	(1,934)	(475,478)	(950,956)

21.4.1.2 Foreign currency risk: the Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of the Group entity. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards, and full deliverable forwards.

21.4.1.3 Commodity Risk: A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed prices purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

21.4.2 Credit Risk

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represent the maximum exposure to credit risk as at June 30, 2024. As at June 30, 2024, there was no concentration of credit risk in any counterparties in excess of the limits established by the Company’s risk policy. The counterparty risk is reassessed on a quarterly basis.

AMBEV S.A.

Customers

A substantial portion of the Company’s sales is made to distributors, supermarkets, and retailers, through a broad distribution network. Credit risk is reduced due to the large number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Investments

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

21.4.3 Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following: payments of dividends and interest on shareholders’ equity; capital expenditure; investments in companies; increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments; share buyback programs; and debt servicing.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities, and dividend payments in the future.

							06/30/2024
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	30,684,351	32,137,727	29,261,709	159,939	12,117	957,647	1,746,315
Secured bank loans	118,334	118,326	21,386	16,069	17,580	40,273	23,018
Other secured loans	380,536	532,418	149,214	171,318	112,909	45,141	53,836
Lease liabilities	2,957,282	3,596,879	1,327,487	943,271	610,546	563,498	152,077
	34,140,503	36,385,350	30,759,796	1,290,597	753,152	1,606,559	1,975,246

							12/31/2023
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	36,817,788	38,453,664	35,522,500	439,912	10,606	808,553	1,672,093
Secured bank loans	126,566	177,794	26,704	25,182	25,181	50,364	50,363
Other secured loans	415,670	594,730	156,040	171,214	134,204	79,381	53,891
Lease liabilities	2,958,830	3,473,027	1,343,980	608,305	552,630	452,614	515,498
	40,318,854	42,699,215	37,049,224	1,244,613	722,621	1,390,912	2,291,845

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends, and interest on shareholders’ equity payable, salaries and charges, put options related to the Company’s participation in subsidiaries and other liabilities, except transactions with related parties.

21.4.4 Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the financial statements.

AMBEV S.A.

The company evaluates its net debt in order to guarantee the continuity of its business in the long term.

	06/30/2024	12/31/2023
Debt details
Interest-bearing loans and borrowings current and non-current	3,456,152	3,501,066
(-) Financial assets at fair value through profit or loss	(1,187,157)	(277,164)
(-) Cash and cash equivalents less bank overdraft	(14,154,434)	(16,059,003)
Net debt/(cash)	(11,885,439)	(12,835,101)

21.5 Offsetting financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party will have the option to settle on a net basis, in case of a default by the counterparty.

21.6 Risks management of climate change and the sustainability strategy

Considering the nature of the Company’s operations there is an inherent exposure to certain risks related to climate change, and relevant sustainability aspects.

There have been no changes in the key risks considered by management compared to those presented in the financial statements for the year ended December 31, 2023.

22.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	06/30/2024	12/31/2023

Collateral given for the Company’s own liabilities	591,770	581,019
Other commitments	1,213,838	1,146,841
	1,805,608	1,727,860

Commitments to suppliers - Property, plant and equipment and Intangible	1,031,904	1,000,817
Commitments to suppliers - Inventories	39,244,642	38,390,957
	40,276,546	39,391,774

As at June 30, 2024 the company had R$568,923 (R$558,182 as at December 31, 2023) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at June 30, 2024, Ambev maintained R$198,328 (R$197,736 as at December 31, 2023) in highly liquidity financial investments or in cash, classified as cash and cash equivalents and investment securities (note 21 – Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging. These commitments have as its main goal to provide strategic supplies of long term security to the Company, besides providing greater security to vendors in long term investments. The balances of fixed assets provided as security are not material.

AMBEV S.A.

Future contractual commitments as at June 30, 2024 and December 31, 2023 are as follows:

	06/30/2024	12/31/2023

Less than 1 year	12,586,531	9,619,224
Between 1 and 2 years	10,216,751	9,536,293
More than 2 years	17,473,264	20,236,257
	40,276,546	39,391,774
23.	RELATED PARTIES

The Company adopts the corporate governance practices recommended and/or required by the applicable laws. Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Governance Committee of the Company is required to advise the Board of Directors on all transactions with related parties, among other subjects.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also is not permitted to interfere in decisions of any other members of management, and the minutes of meeting of the Board are required to document any decision to abstain from the respective deliberations.

23.1 Transactions with key management members

The key management includes the Statutory Executive Board and Board of Directors. In addition to short-term benefits (primarily salaries), management members are entitled to participate in the share-based payment, as in note 20 – Share-based payments.

Total expenses related to the Company’s management members are as follow:

	Six-month period ended:		Three-month period ended:
	06/30/2024	06/30/2023	06/30/2024	06/30/2023

Short-term benefits (i)	25,939	25,838	14,797	11,173
Share-based payments (ii)	47,988	40,948	24,981	22,800
Social security (iii)	8,822	4,533	7,170	2,428
Total key management remuneration	82,749	71,319	46,948	36,401

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to compensation expenses of share options, restricted stocks and performance stocks granted to management. In total amounts above exclude remuneration paid to members of the Fiscal Council and Committees.

(iii) These correspond to the social security charges levied on the management’s remuneration.

Except the abovementioned remuneration, the Company has other types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

23.2 Transactions with the Company's shareholders:

23.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at June 30, 2024, held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at June 30, 2024, and December 31, 2023, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates.

AMBEV S.A.

Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

On June 30, 2024, expenses incurred and recorded by Fundação Zerrenner with third parties for providing these benefits totaled R$172,593 (R$150,278 as at June 30, 2023), of which R$156,441 and R$16,152 were related to active employees and retirees, respectively (R$141,379 and R$8,900 as at June 30, 2023, respectively).

23.2.2 Licensing agreement with AB Inbev

The Company has a licensing agreement with Anheuser-Busch, Inc. S.A./N.V. (“AB Inbev”) to produce, bottle, sell and distribute Budweiser® products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser® products in Guatemala, the Dominican Republic, Paraguay, Bolívia, Nicaragua, Uruguay, Chile, Panama, Costa Rica, Puerto Rico and in certain other CAC countries. In addition, the Company produces and distributes Stella Artois® products under a license to ABI in Brazil and in other Latin America countries and Canada and, through a license granted to ABI, can distribute Brahma® products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece.

The Company and its subsidiaries have licensing agreements with the Group Modelo, subsidiaries of AB Inbev to import, produce, promote and sell Corona® products in Brazil, Canada, Argentina e Chile, as well agreements to import, promote and sell Corona® products in Latin America – South. The Company has agreements with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten® in Brazil and Canada, and agreements to import and distribute Spaten® products in Uruguay.

The Company and its subsidiaries also have agreements to import, promote and resell Michelob Ultra®, Michelob® and Goose Island® products in Brazil, Argentina, Chile, Uruguay, Paraguay, Guatemala, Dominican Republic, Panama, Puerto Rico, Costa Rica, Nicaragua, and in other CAC countries and Canada.

The Company has a licensing agreement with ABI Inbev that allows the Company and its subsidiaries to produce, promote and market Cutwater® in Canada, and allows ABI to produce, promote, advertise and sell Nutrl® in the United States.

In this context, in the six-month period ended June 30, 2024, the Company recorded R$20,344 (R$17,694 as at June 30, 2023) and R$458,348 (R$417,772 as at June 30, 2023) as income and cost of sales relating to licensing, respectively in their consolidated results.

23.3 Transactions with related parties

The Group’s consolidated results includes R$415,928 from sales of products, provision of services and other income in the six-month period ended June 30, 2024 (R$236,104 in June 30, 2023). Regarding product purchases and other expenses, the Group recorded, in the same six-month period ended June 30, 2024 the amount to R$1,340,312 (R$1,376,337 in June 30, 2023). Finally, the amount to R$990 also recorded by the Group as Net finance result in Transactions with related parties in the six-month period ended June 30, 2024 (R$19,439 in June 30, 2023). The Group's main transactions were recorded with the following companies AB Inbev, AB Package, AB USA, Bavaria, Cervecería Modelo, among others.

AMBEV S.A.

List of companies included in the tables above:

Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)

24.	EVENTS AFTER THE REPORTING PERIOD

Social Contributions over bonus products

As disclosed in explanatory note 27.2 - Contingencies of the consolidated annual financial statements, as of December 31, 2023, the Company was awaiting notification of favorable decisions issued by CARF, which granted the Voluntary Appeals filed by Ambev in two cases related to Social Contributions over bonus products. In July 2024, the Company was notified of these decisions, which, since they were not contested by the Internal Revenue Service (IRS), represent definitive successes amounting to approximately R$1.2 billion as of June 30, 2024, previously classified as possible losses.

Disallowance of tax paid abroad

In July 2024, the Tax Administrative Court (CARF) rendered a favorable decision to Ambev in a case related to calendar year 2012, due to the disallowance of the use of income tax credits paid abroad by its subsidiaries. The amount classified as a possible contingency in case was R$1.4 billion as of June 30, 2024. The Company is awaiting the formalization and notification of the decision to, together with its external advisors, assess any impacts on the risk classification of the contingency and other necessary actions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer